Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-262478) and Form S-8 (No. 333-263589) of Dave Inc., of our report dated March 25, 2022 (except for the effects of the restatement described in Note 2 and the reverse recapitalization described in Note 20, as to which the date is August 22, 2022), relating to the consolidated financial statements of Dave Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the 2021 and 2020 consolidated financial statements), appearing in the Current Report on Form 8-K/A of the Company dated August 22, 2022, filed with the Securities and Exchange Commission.

/s/ Moss Adams LLP

Los Angeles, California

August 22, 2022